EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-92702 and No. 333-124363) of Darden Restaurants, Inc. of our report dated October 25, 2013, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the April 30, 2013 annual report on Form 11-K of Darden Restaurants, Inc.

/s/ KPMG LLP

Certified Public Accountants
Orlando, Florida
October 25, 2013